i-80 Gold Reports Q4 and Full Year 2023 Operating Results

Reno, Nevada, March 12, 2024 – i-80 GOLD CORP. (TSX:IAU) (NYSE:IAUX) (“i-80”, or the “Company”) reports its operating and financial results for the year ended December 31, 2023. i-80’s Consolidated Financial Statements (“financial statements”), as well as i-80’s Management's Discussion and Analysis of Operations and Financial Condition (“MD&A”) for the year ended December 31, 2023, are available on the Company’s website at www.i80gold.com, on SEDAR at www.sedarplus.ca, and on EDGAR at www.sec.gov.

Unless otherwise stated, all amounts referred to herein are in U.S. dollars (C$ represents Canadian dollars).

2023 Fourth Quarter Highlights
•Gold sales of 3,350 ounces at a realized gold price of $1,996 per ounce.
•61,223 tons of mineralized material sold (29,512 tons of sulfide mineralized material) for total revenues of $19.0 million.
•December 31, 2023 cash balance of $16.3 million and $44.5 million in restricted cash.
•Continued drilling of polymetallic mineralization at the Ruby Hill mine (18,804 feet).
•Continued underground core drilling delineation of the CSD Gap and Helen zones at the McCoy-Cove project (13,102 feet).
•Continued drilling infill holes at South Pacific Zone at the Granite Creek mine (6,448 feet).
•Completed 3,965 feet of advance at the Granite Creek mine.

2023 Full Year Highlights
•Gold sales of 14,613 ounces at a realized gold price of $1,940 per ounce.
•83,933 tons of mineralized material sold (29,512 tons of sulfide mineralized material) for total revenues of $26.3 million.
•Completed 2,644 feet of exploration ramp development at McCoy-Cove.
•Completed 12,712 feet of development at the Granite Creek mine.
•A total of 204,824 feet (core and RC) drilled by the end of the fourth quarter with multiple positive results to expand mineralization further at the Ruby Hill mine, the Granite Creek mine, the McCoy-Cove project and the FAD project.

Since January 1, 2024, the Company completed a non-brokered private placement of common shares. An aggregate of 13.0 million shares were issued by the Company at a price of C$1.80 per common share for aggregate gross proceeds of C$23.4 million.

“In 2024 the Company continued to see impressive drill results from Granite Creek, Ruby Hill and McCoy-Cove. In addition, we increased revenue with gold ounces sold from operations at Granite Creek and residual leaching in addition to tons of mineralized material (oxide) sold under the Ore Purchase and Sale Agreements.", stated Ryan Snow, Chief Financial Officer of i-80. “We continue to advance exploration and definition drilling at Granite Creek, McCoy-Cove and Ruby Hill and permitting activities at our projects allowing the Company to advance our projects towards the ultimate goal of building a mid-tier Nevada focused producer."

	Three months ended December 31,		Year ended December 31,
(in thousands of U.S. dollars, unless otherwise noted)	2023	2022	2023	2022

Revenue	25,837	11,647	54,910	36,958
Cost of sales(1)	(21,878)	(13,530)	(52,852)	(28,861)
Depletion, depreciation and amortization(1)	(1,613)	(1,579)	(7,202)	(4,528)
Mine operating income (loss)	2,346	(3,462)	(5,144)	3,569

Expenses
Exploration, evaluation, and pre-development	8,825	6,625	38,913	38,809
General and administrative	4,788	4,509	18,512	17,090
Property maintenance	2,321	2,111	10,313	3,249
Share-based payments	667	820	3,122	3,280
Operating loss	(14,255)	(17,527)	(76,004)	(58,859)
(1)    For the three months and year ended December 31, 2023, includes an inventory impairment of 1.5 million and $10.0 million, respectively.

1 Specified financial measure which is not a standardized measure under IFRS and may not be comparable to similar specified financial measures used by other entities. Please see "Non-IFRS Financial Performance Measures" for the composition of such specified financial measure, an explanation of how such specified financial measure provides useful information to a reader and the purposes for which management of i-80 uses the specified financial measure, and where required, a reconciliation of the specified financial measure to the most directly comparable IFRS measure.

Production and sales totaled 3,350 gold ounces for the quarter and 14,613 gold ounces year to date (YTD) at a realized gold price of $1,996 and $1,940 per ounce sold1, respectively. Additionally, mineralized material sales totaled 61,223 tons for the quarter and 83,933 tons YTD for proceeds of $19.0 million and $26.3 million, respectively.

Exploration, evaluation, and pre-development costs were $8.8 million for the quarter and $38.9 million YTD. This expenditure mainly reflects the exploration and pre-development work at McCoy-Cove and Ruby Hill.

Granite Creek
During the quarter the Company entered into an ore sale agreement with a third party, a total of 29,551 tons of sulfide mineralized material has been sold. During the quarter the Company sold 61,223 tons of mineralized material under the Ore Sale Agreement for proceeds of $19.0 million. Delineation drilling of the South Pacific Zone from surface and underground continued during Q4 with 6,448 feet of core drilled yielding positive results including:

•26.1 g/t Au over 5.7 m in hole iGS23-01
•25.6 g/t Au over 5.5 m in hole iGS23-03
•15.5 g/t Au over 19.7 m in hole iGS23-05
•31.1 g/t Au over 21.9 m in hole GCPU23-22
•28.7 g/t Au over 16.5 m in hole GCPU23-30

Gold production and sales of leached ounces totaling 401 ounces of gold during the quarter and 1,745 ounces of gold YTD at a realized gold price of $2,010 and $1,940 per ounce sold1, respectively.

McCoy-Cove
The Cove deposit and the McCoy-Cove Property is expected to be the core asset in the Company’s “hub and spoke” business plan and likely the highest-grade gold deposit in i-80’s portfolio. Highlight 2023 results from drilling at McCoy-Cove include:

•9.6 g/t Au over 22.8 m in hole iCHU23-09
•14.9 g/t Au over 32.7 m in hole iCHU23-10
•15.7 g/t Au over 22.5 m and 18.9 g/t Au over 29.3 m in hole iCHU23-11
•10.6 g/t Au & 5.2 g/t Ag over 38.8 m and 11.1 g/t Au & 3.4 g/t Ag over 20.6 m in hole iCHU23-14

Underground delineation drilling continued during Q4 with 13,102 feet of core drilled yielding positive results including:

•21.8 g/t Au & 4.8 g/t Ag over 10.3 m in hole iCHU23-22
•28.0 g/t Au & 5.1 g/t Ag over 10.4 m And 21.0 g/t Au & 7.4 g/t Ag over 10.8 m in hole iCHU23-23
•25.4 g/t Au & 5.1 g/t Ag over 20.1 m in hole iCHU23-28

Ruby Hill
During the quarter drilling at Ruby Hill was focused on advancing exploration and delineation of multiple CRD mineralized discoveries. Definition and expansion drilling of high-grade polymetallic mineralization along the Hilltop fault structure remains a priority. 7,941 feet of core drilling and 10,890 feet of RC drilling was completed during the quarter and 42,791 feet of core drilling and 50,695 feet of RC drilling was completed YTD. Drilling highlights for the fourth quarter include:

•8.3 % Zn, 0.6 % Pb, 50.1 g/t Ag & 0.6 g/t Au over 20.1 m in hole iRH23-42
•10.1 % Zn, 0.6 % Pb, 37.0 g/t Ag & 0.3 g/t Au over 116.3 m in hole iRH23-42A
•16.1 % Zn, 0.1 % Pb, 12.4 g/t Ag & 0.5 g/t Au over 16.1 m in hole iRH23-43B

Residual leaching activities at Ruby Hill produced and sold 1,862 ounces of gold during the quarter and 6,643 ounces of gold YTD at a realized gold price of $1,976 and $1,910 per ounce sold1, respectively.

Lone Tree
Lone Tree is expected to become the hub of i-80’s Nevada operations and the central processing facility for gold mineralization from the Granite Creek, McCoy-Cove and Ruby Hill underground gold deposits. Importantly, Lone Tree is host to infrastructure that, following successful refurbishment efforts, will position i-80 as one of only three companies in the United States capable of processing both oxide and refractory mineralization.

The Company advanced the autoclave engineering study to a level three estimate (FS level). Value engineering will continue to better optimize the cost, engineering, and project management aspects of the study.
1 Specified financial measure which is not a standardized measure under IFRS and may not be comparable to similar specified financial measures used by other entities. Please see "Non-IFRS Financial Performance Measures" for the composition of such specified financial measure, an explanation of how such specified financial measure provides useful information to a reader and the purposes for which management of i-80 uses the specified financial measure, and where required, a reconciliation of the specified financial measure to the most directly comparable IFRS measure.

Lone Tree produced and sold from its residual leaching activities 1,087 ounces of gold during the quarter and 6,225 ounces of gold YTD at a realized gold price of $2,024 and $1,972 per ounce sold1, respectively.

The Company will hold a conference call and webcast on March 13, 2024, commencing at 10:00 am ET to discuss its fourth quarter and full year 2023 results and answer questions from participants.

Conference Call Participant Details
Webcast URL:	https://app.webinar.net/02oRadQXbq9
Phone Number Information:	North American Toll-free: 1-888-664-6383
Local Toronto: 1-416-764-8650
Qualified Persons
Tyler Hill, CPG-12146, Chief Geologist, and Tim George, PE, Mining Operations Manager, at i-80 have reviewed this press release and are the Qualified Persons for the information contained herein and are a "Qualified Person" within the meaning of National Instrument 43-101.

About i-80 Gold Corp.
i-80 Gold Corp. is a Nevada-focused mining company with a goal of achieving mid-tier gold producer status through the development of multiple deposits within the Company’s advanced-stage property portfolio with processing at i-80’s centralized milling facilities. i-80 Gold’s common shares are listed on the TSX and the NYSE American under the trading symbol IAU:TSX and IAUX:NYSE. Further information about i-80 Gold’s portfolio of assets and long-term growth strategy is available at www.i80gold.com or by email at info@i80gold.com.

For further information, please contact:
Ewan Downie – CEO
Ryan Snow - CFO
Matt Gili – President & COO
Matthew Gollat – Executive Vice-President
1.866.525.6450
Info@i80gold.com
www.i80gold.com

Forward-looking information
Certain statements in this release constitute “forward-looking statements” or “forward-looking information” within the meaning of applicable securities laws, including but not limited to, actual production results and costs, results of operation outcomes and timing of updated technical studies at the Company's mineral projects, timing to advance mineral projects to production and advance permitting and feasibility work on its mineral projects and future production, development and exploration results. Such statements and information involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the company, its projects, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. Such statements can be identified by the use of words such as “may”, “would”, “could”, “will”, “intend”, “expect”, “believe”, “plan”, “anticipate”, “estimate”, “scheduled”, “forecast”, “predict” and other similar terminology, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. These statements reflect the Company’s current expectations regarding future events, performance and results and speak only as of the date of this release.

Forward-looking statements and information involve significant risks and uncertainties, should not be read as guarantees of future performance or results and will not necessarily be accurate indicators of whether or not such results will be achieved. A number of factors could cause actual results to differ materially from the results discussed in the forward-looking statements or information, including, but not limited to: material adverse changes, unexpected changes in laws, rules or regulations, or their enforcement by applicable authorities; the failure of parties to contracts with the company to perform as agreed; social or labor unrest; changes in commodity prices; and the failure of exploration programs or studies to deliver anticipated results or results that would justify and support continued exploration, studies, development or operations. For a more detailed discussion of such risks and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements, refer to i-80's filings with Canadian securities regulators, including the most recent Annual Information Form, available on SEDAR at www.sedar.com.
1 Specified financial measure which is not a standardized measure under IFRS and may not be comparable to similar specified financial measures used by other entities. Please see "Non-IFRS Financial Performance Measures" for the composition of such specified financial measure, an explanation of how such specified financial measure provides useful information to a reader and the purposes for which management of i-80 uses the specified financial measure, and where required, a reconciliation of the specified financial measure to the most directly comparable IFRS measure.

NON-IFRS FINANCIAL PERFORMANCE MEASURES
The Company has included certain terms or performance measures commonly used in the mining industry that are not defined under IFRS in this document. These include: adjusted net earnings and average realized price per ounce. Non-IFRS financial performance measures do not have any standardized meaning prescribed under IFRS, and therefore, they may not be comparable to similar measures employed by other companies. The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS and should be read in conjunction with the Company's Financial Statements.
Definitions
Adjusted earnings / (loss) and adjusted earnings / (loss) per share excludes from net earnings / (loss) significant write-down adjustments and the gain / (loss) from financing instruments.
Average realized gold price represents the sales price of gold per ounce before deducting mining royalties, treatment and refining charges and gains or losses derived from the offtake agreement with Orion.
Average realized gold price per ounce of gold sold
Average realized gold price per ounce of gold sold is a non-IFRS measure and does not constitute a measure recognized by IFRS and does not have a standardized meaning defined by IFRS. It may not be comparable to information in other gold producers’ reports and filings.
1 Specified financial measure which is not a standardized measure under IFRS and may not be comparable to similar specified financial measures used by other entities. Please see "Non-IFRS Financial Performance Measures" for the composition of such specified financial measure, an explanation of how such specified financial measure provides useful information to a reader and the purposes for which management of i-80 uses the specified financial measure, and where required, a reconciliation of the specified financial measure to the most directly comparable IFRS measure.

		Three months ended December 31,		Year ended December 31,
(in thousands of U.S. dollars, unless otherwise noted)		2023	2022	2023	2022
Nevada production
Revenue per financial statements		$25,837	11,647	54,910	36,958
Mineralized material sales revenue		$(19,028)	—	(26,305)	—
Revenue without mineralized material sales (i)		$6,809	11,647	28,605	36,958
Silver revenue from mining operations		$(124)	(46)	(256)	(169)
Gold revenue from mining operations		$6,685	11,601	28,349	36,789
Ounces of gold sold	ounce	3,350	6,769	14,613	21,097
Average realized gold price	$/ounce	1,996	1,714	1,940	1,744

Lone Tree
Revenue per financial statements		$2,232	4,896	12,324	14,543
Silver revenue from mining operations		$(32)	(7)	(51)	(34)
Gold revenue from mining operations		$2,200	4,889	12,273	14,509
Ounces of gold sold	ounce	1,087	2,768	6,225	8,066
Average realized gold price	$/ounce	2,024	1,766	1,972	1,799

Ruby Hill
Revenue per financial statements		$3,771	6,752	12,896	22,415
Silver revenue from mining operations		$(92)	(38)	(205)	(135)
Gold revenue from mining operations		$3,679	6,714	12,691	22,280
Ounces of gold sold	ounce	1,862	4,002	6,643	13,031
Average realized gold price	$/ounce	1,976	1,678	1,910	1,710

Granite Creek
Revenue per financial statements		$19,834	—	29,690	—
Mineralized material sales revenue		$(19,028)	—	(26,305)	—
Revenue without mineralized material sales (i)		$806	—	3,385	—
Silver revenue from mining operations		$—	—	—	—
Gold revenue from mining operations		$806	—	3,385	—
Ounces of gold sold	ounce	401	—	1,745	—
Average realized gold price	$/ounce	2,010	—	1,940	—
(i) Does not include revenue from mineralized material sales.
1 Specified financial measure which is not a standardized measure under IFRS and may not be comparable to similar specified financial measures used by other entities. Please see "Non-IFRS Financial Performance Measures" for the composition of such specified financial measure, an explanation of how such specified financial measure provides useful information to a reader and the purposes for which management of i-80 uses the specified financial measure, and where required, a reconciliation of the specified financial measure to the most directly comparable IFRS measure.

Adjusted loss
Adjusted loss and adjusted loss per share are non-IFRS measures that the Company considers to better reflect normalized earnings because it eliminates non-recurring items. Certain items that become applicable in a period may be adjusted for, with the Company retroactively presenting comparable periods with an adjustment for such items and conversely, items no longer applicable may be removed from the calculation. Neither adjusted loss nor adjusted loss per share have any standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies.
The following table shows a reconciliation of adjusted loss for to the net earnings / (loss) for each period. Adjusted loss and adjusted loss per share exclude a number of temporary or one-time items detailed in the following table:

	Three months ended December 31,		Year ended December 31,
(in thousands of U.S. dollars, unless otherwise noted)(i)	2023	2022	2023	2022

Net income / (loss) for the period	$(31,919)	$(63,938)	$(65,196)	$(79,197)
Adjust for:
Gain (loss) on warrants	(846)	(10,789)	16,686	(1,040)
Gain (loss) on convertible loans	(2,204)	(19,000)	21,833	(9,899)
Gain on convertible debenture	—	—	900	—
Loss on deferred consideration	(60)	(821)	(1,194)	(3,262)
Gain (loss) on fair value measurement of gold prepay derivative	(4,528)	(4,205)	(4,592)	2,916
Gain (loss) on fair value measurement of silver purchase derivative	(1,274)	(9,524)	—	1,898
Loss on Gold Prepay Agreement modification	—	—	(1,831)	—
Inventory impairments	(1,516)	(6,468)	(10,047)	(6,468)
Total adjustments	$(10,428)	$(50,807)	$21,755	$(15,855)
Adjusted loss for the period	$(21,491)	$(13,131)	$(86,951)	$(63,342)
Weighted average shares for the period	297,351	240,420	274,057	240,100
Adjusted loss per share for the period	$(0.07)	$(0.05)	$(0.32)	$(0.26)